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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

              REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the Month Ended                Commission file number
                     November 30, 2000                  0-14884

            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.
              (formerly Sand Technology Systems International Inc.)

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                     4141 SHERBROOKE STREET WEST, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 1B8

                            TELEPHONE (514) 939-3477



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F   X                       Form 40-F
                   -------                             -------



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                          No   X
                     ------                      ------


         If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-             N/A.


                           Total number of pages is 4


                                       -1-


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[LOGO]                                     Press contacts:

                                           de Jong & Associates,
                                           Tel: (760) 943-9065, sndt@dejong.org

PRESS RELEASE

SAND ENTERS INTO A FINANCING AGREEMENT WITH SPROTT SECURITIES

MONTREAL, CANADA, November 6, 2000: Sand Technology Inc. (NASDAQ:SNDT) announced today that it had entered into a financing agreement with Sprott Securities Inc. whereby Sand will sell in a Canadian private placement 2,000,000 common shares at a price of US$6.00 per share, being the current market price at the close of trading on Friday, November 3, 2000, for total gross proceeds of US$12,000,000. Sand has also granted to Sprott an over-allotment option which will entitle Sprott to purchase up to an additional 1,000,000 common shares at a price of US$6.00 per share for additional gross proceeds of US$6,000,000.

The transaction which is subject to the satisfaction of a number of conditions, is anticipated to close on November 22, 2000.

Sand has also undertaken to use its best efforts to have its common shares listed and posted on The Toronto Stock Exchange.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.

ABOUT SAND TECHNOLOGY
Sand Technology, with headquarters in Montreal, Canada and offices in the United Kingdom and the United States, provides performance, scalable software solutions for data mining, data marts, data warehouses and online analytical processing (OLAP). Sand's Nucleus product suite brings patented technology to the business user, empowering more timely and accurate decision making. Nucleus is being used in the Retail, Finance, Healthcare, Transportation, Telecommunication, Manufacturing, Government and Insurance sectors to support strategic corporate initiatives including: e-Business; CRM (Customer Relationship Management); SAP-TM- reporting; SCM (Supply Chain Management); risk analysis and management; new business; product trend and profitability analysis; fraud detection; emerging markets; competitive analysis, and quality control. Sand Technology has commercial relationships with IBM, Oracle, Compaq Computer Corporation, Microsoft, Brio Technology, and Information Builders. For more information, visit www.sandtechnology.com.

All rights Reserved. Nucleus, Nucleus Server, N: VICTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED! and Nucleus E! are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

Forward looking statements made in this release are based on reasonable assumptions. However, some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from those forecasted. Competitive pressures, availability and cost competitiveness of supplies or competing products, timing of significant orders, market acceptance of the Sand Nucleus Product Suite and

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other risks and uncertainties described in Sand's reports to Securities and
Exchange Commission are important factors which could cause actual results to differ materially from those projected.

INVESTOR RELATIONS ENQUIRIES

Ron deJong & Associates, Tel: 760/943-9065
E-mail: sndt@dejong.org
PRESS ENQUIRIES

North America: Hellena Smejda
               WordsWorth International
               Tel: 815/736-9902
               E-Mail: hsmejda@interaccess.com

Europe:        John Keeping/Nigel Pritchard, PPR.
               Tel: 01932 828771
               E-mail: johnkeeping@pp-p-r.co.uk
               E-mail: nigelpritchard@p-p-r.co.uk

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                              SAND TECHNOLOGY INC.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           SAND TECHNOLOGY INC.



November 8, 2000                           /s/ Arthur G. Ritchie
                                           -----------------------------------
                                           Arthur G. Ritchie
                                           Chief Executive Officer